United States securities and exchange commission logo





                             February 28, 2022

       Thomas R. Windhausen
       Chief Financial Officer
       Bridgeline Digital, Inc.
       100 Sylvan Road, Suite G-700
       Woburn, MA 01801

                                                        Re: Bridgeline Digital,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed February 16,
2022
                                                            File No. 333-262764

       Dear Mr. Windhausen:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Joshua Shainess,
       Legal Branch Chief, at (202) 551-7951 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Technology